May 11, 2011

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Staff Attorney | Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Main Stop Number 4628
Attn: John R Lucas

Re:	Jintai Mining Group, Inc.
Amendment No. 6 to Registration Statement on Form S-1
File No. 333-168803
Filed April 22, 2011

Dear Mr. Lucas:

We are counsel to Jintai Mining Group, Inc. (the “Company” or “our client”).  On behalf of our client, we respond as follows to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated April 22, 2011, relating to the above-captioned Registration Statement. The Company has amended the Registration Statement in response to the SEC's comments.  In addition, we have made non-material or updating changes to the Registration Statement. Captions and section headings herein will correspond to those set forth in Amendment No. 6 to the Registration Statement on Form S-1 (“Registration Statement”), a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

Cover Page

Comment:	1.	We note your revised disclosure regarding your NYSE Amex listing. Provide us with the name and phone number of the person reviewing your listing application at the Exchange.

Response:	Mr. Michael Calabrese in the NYSE Amex is reviewing the Company’s listing application. He can be reached at (212)656-4351.

In addition, we have also filed a listing application with NASDAQ and the individual reviewing our filing is Ben Haskell.  He can be reached at (301) 978-8092.

Our Products, page 68

Comment:	2.
We note your response to prior comment one, which indicates that cost allocation to tailings inventory does not occur in your fiscal first and third quarters. Your response also specifies that a physical inventory occurs during the first week of April and October each year. Finally, you indicate that your tailings ending inventory at the end of your third fiscal quarter is calculated by subtracting the third quarter’s actual sales quantities and amounts from the second quarter’s ending inventory balance. It remains unclear to us how you ensure the accuracy of your financial statements for periods in which you do not conduct a physical inventory count. Please clarify the following:

•
Quantify the amount of inventory costs reallocated to tailings inventory during the fiscal fourth quarter of 2011 that should have occurred during the fiscal third quarter of 2011, as well as the amounts reallocated to tailings inventory during the fiscal fourth quarter of 2010 that should have occurred during the fiscal third quarter of 2010;

•
Explain to us why subtracting a subsequent quarter’s sales from a prior quarter’s ending inventory results in an accurate recognition of ending inventory. In this regard, it appears you would need to account for a given quarter’s production to accurately record ending inventory;

•
Describe to us in further detail your inventory procedures for products other than tailings. Your response should separately describe for each product the timing of physical inventory counts, how you account for production, how you record sales, and how you determine ending inventory, including both costs and quantities, at each interim and year end reporting date; and

•
Tell us how you assessed whether your financial statements as of and for the nine months ended December 31, 2011 and December 31, 2010 were materially misstated due to this non-allocation of costs to tailings inventory and your inventory calculation methods. Your response should address in detail and by product the impact to each of the related accounts including inventory, cost of sales, gross profits and net income.

Response:
(1) The only product that the Company produced and sold was tailings in the fourth quarter of 2010. Since no other products were produced or sold, no reallocation of costs was required. Since the economic situation gradually improved thereafter, the Company again began to sell zinc and lead related products in the fiscal year 2011. The amount of inventory costs reallocated to tailings inventory during the fourth quarter of fiscal year 2011 that should have occurred during the third and fourth quarter of 2011 is $233,627. The amount is considered to be immaterial to the financial statement.

(2) Due to the previous immaterially of tailings as related to the Company’s over all business and the extensive process of taking physical inventory, the Company adopted this physical inventory count policy. In this regard, the actual production quantity can only be recorded when the tailings are physically counted. There was no prior period where the difference between the bi-annual adjustment and the actual count represented a material amount. The  process provides a materially accurate inventory.

(3) Besides tailings, the inventory procedures for other products are completed by the production process.  Inventory staff members record in/out entries, the amount of inventory and physically count the same at the end of each month.  When the entries are recorded, the Company adopts the method of weighted moving average. The inventory products other than tailings are set forth below.

Raw ore:

The raw ore mined is loaded onto a truck for weighing and then delivered to the designated warehouse before proceeding with the separation process. The distribution of raw ores to the separating plants will be weighed again at the separating plant and the daily production in/out entries are recorded. The Company does not sell raw ore to third parties. The physical count is conducted at year end by applying the dimension measurement method.

Zinc concentrates:

The production outputs are loaded by bulk onto a truck for weighing and delivered to the designated warehouse before proceeding with the smelting process. Upon the distribution of zinc concentrates to the smelting facility’s warehouse, the zinc concentrates are weighed once again and the daily production in/out entries are recorded. The Company does not sell zinc concentrates to third parties. The Company conducts an inventory check monthly prior to recording the ending balance.

Lead concentrates and Pyrites:

The production outputs are loaded by bulk onto a truck for weighing and deliver to the designated warehouse. No further processing will be required. (The sales records track the lead concentrates and pyrites quantities and amounts are measured using the weighing scale during the period occurred.) The Company conducts an inventory check monthly prior to recording the ending balance.

Zinc calcine, Zinc dust and sand and Electric dust:

The production outputs are bagged and weighed for storage. The sales records track the quantities of these products and amounts are measured using a weighing scale. The Company conducts an inventory check monthly prior to recording the ending balance.

Sulfuric Acid:

The container of this particular product can be automatically measured for inflow and outflow productions. The sales records track the quantities of such products and the amounts are measured using a weighing scale. The Company monitors its meter indication system monthly prior to recording the ending balance.

(4) Based on the product features and production process, the Company’s management has developed specific physical inventory count policies. Based on the physical tailings inventory count conducted once every two quarters, the Company would make adjustments and cost reallocations. Annual adjustments would not affect the inventory and net income contained in the Company’s annual financial statements but would affect the quarters wherein a physical inventory count is not conducted.  During the nine months ended December 31, 2010, the Company did not conduct a physical inventory count. As adjustments are made in cost reallocation, the effects on each product’s inventory, cost of sales and gross profit are as follows:

The impact to each of the related accounts is as follows:

Products	Inventory value	Cogs	Gross Profit
Lead concentrates		-$51,942	$51,942
Zinc concentrates*	-	-	-
Pyrites		$4,142	-$4,142
Tailings	$140,917		$0.00
Zinc calcine		-$71,096	$71,096
Zinc dust & sand		-$15,388	$15,388
Electric dust		-$1,133	$1,133
Pyrites		-$2,279	$2,279
Total	$140,917	-$137,697	$137,697
*Does not affect the accounts of COGS, Gross Profit and Net Income because we do not sell this product to third parties.

The impact on net profit after tax is $117,043. For December 31, 2009, there were no costs reallocated. The Company considered the amounts in the above table to be immaterial to its financial statements.

Note 2 Summary of Significant Accounting Policies, page Q-6 9. Capitalized development and ore access costs, page Q-7

Comment:	3.
We note your response to prior comment three which indicates that your initial estimate of reserves is 1 million tons of run-of-mine ores and is the basis for your depletion calculations. Please tell us why you used the initial estimate of reserves of 1 million tons rather than the 1,886,000 tons of reserves as disclosed on page 66 as the basis for your depletion calculations. Further, provide a roll-forward of your reserve estimates as of March 31, 2010 through March 31, 2011 or as of the most recent practicable date.

Response:
The 1,886,000 tons of reserves provided by J.T.BOYD’s Independent Technical Report (“ITR”) was obtained after the Company’s fiscal year ended March 31, 2010. Therefore the Company used its initial estimate of reserves of 1 million tons as its depletion basis.

Period	Probable Reserves (Tons)
Before March 31, 2010	1,000,000
As of March 31, 2010*	1,886,000
As of December 31, 2010*	1,801,000

* From J.T.BOYD’s Ore Reserve Estimate report issued in November 2010. The survey by J.T.BOYD was conducted in June and August, 2010. The Company has revised the reserves to state that such reserves are as of March 31, 2010, as requested by the Staff in previously issued comments.

Comment:	4.
As previously requested in prior comment three of our letter dated April 13, 2011 and prior comment 4 of our letter dated March 25, 2011, please revise your interim and year end accounting policy for capitalized development and ore access costs to definitively state, if true, that your depletion base for your units of production depletion method consists of proven and probable reserves.

Response:	The Company has revised its interim and year end accounting policy. Please see Page Q-7 and F-7 of the Registration Statement.

11. Impairment of long lived assets, page Q-8

Comment:	5.
Your response to prior comment two appears to indicate that management made a decision to dispose of certain fixed assets in April 2010, but you intend to record a loss on disposal in the period ended March 2011. Please tell us the amount of the loss you intend to record in the period ended March 31, 2011, and clarify how you considered whether or not these assets were impaired when the decision was made to dispose of the assets in April 2010. Refer to ASC 360-10-35-21 for guidance.

Response:
The loss that the Company intends to record is $3,232,900. When the Company’s management reached the decision to sell such fixed assets, it believed that it was more likely that the amount expected to be recovered from the sale of the assets would be equal or would exceed the carrying amount of the assets.

Note 14 Convertible Notes and Warrants, page Q-18 Fair Value on a Recurring Basis, page Q-19

Comment:	6.	We note your presentation indicates the fair value of your warrant liability was $1,708,000 as of April 30, 2010. However, it appears your warrants were issued after April 30, 2010. Please revise.

Response:	The Company has revised its interim footnotes. Please see Page Q-19 of the Registration Statement.

Comment:	7.	We note you have not recorded any change in fair value of your warrants for the period ended December 31, 2010. Please explain in detail why this is the case.

Response:
The warrants previously issued are no longer considered derivative liabilities as a result of the amendment to the warrant wherein the parties agreed to delete the anti-dilution price protection. The amendment to the warrants is filed as Exhibit 10.21 to the Registration Statement.

Comment:	8.
We note from your response to prior comment four that you have concluded your outstanding warrants should be classified as liabilities pursuant to ASC 8 15-40-15. We also note from your disclosure here that you valued the warrants using a Black-Scholes pricing model. However, we note the Black-Scholes model is a single path model that does not take into account the potential exercise price adjustments under your warrants’ anti-dilution price protection provisions. Please clarify why you believe the Black-Scholes valuation model is appropriate to value your warrants.

Response:
The warrants that were previously issued no longer contain the anti-dilution price protection.  The warrants are correctly valued using the Black-Scholes model.  Accordingly, the warrants should no longer be considered derivative liabilities and not indexed to our stock. As such, the Company has revised its interim financial statements and footnotes.

Note 24 Restatement of Financial Statements, page Q-23 Consolidated Statements of Operations, page Q-24

Comment:	9.
We note that your general and administrative expenses was restated and not presented as a reconciling item. Please revise your disclosure to present additional reconciling items as appropriate such that you have reflected all changes to individual line items that impact your restated net income.

Response:	The Company has revised its interim footnotes. Please see Page Q-23 and Q-24 of the Registration Statement.

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We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me at (212) 752-9700 if you have any further questions. Thank you.

Very truly yours,

/s/ Arthur Marcus
Arthur S. Marcus, Esq.